Exhibit 99.1

Copa Holdings Reports Financial Results for the Third Quarter of 2020

Panama City, Panama --- Nov 18, 2020.  Copa Holdings, S.A. (NYSE: CPA), today announced financial results for the third quarter of 2020 (3Q20). The terms “Copa Holdings” and “the Company” refer to the consolidated entity.  The following financial information, unless otherwise indicated, is presented in accordance with International Financial Reporting Standards (IFRS). See the accompanying reconciliation of non-IFRS financial information to IFRS financial information included in the financial tables section of this earnings release. Unless otherwise stated, all comparisons with prior periods refer to the third quarter of 2019 (3Q19).

Due to government restrictions on air travel implemented in response to the Covid-19 outbreak, the Company did not provide scheduled commercial service during the first 45 days of the quarter.  On August 14, the Company restarted limited scheduled commercial operations subject to Panama’s restrictions on the number of flights and entry for non-citizens and non-residents, and it has been gradually increasing capacity ever since.  However, the capacity figures were still very low on a full quarter basis.  Therefore, this earnings release will focus on the financial results and metrics that are relevant in these circumstances and will omit certain financial ratios, unit metrics and operational indicators that are usually provided, since they are either not measurable or immaterial on such a limited operational base.

OPERATING AND FINANCIAL HIGHLIGHTS

▪	Copa Holdings reported a net loss of US$118.1 million or US$2.78 per share. Excluding special items, the Company would have reported a net loss of US$121.6 million, or US$2.86 per share.
▪	Special items for the quarter include a US$3.6 million unrealized gain on the mark-to-market of the Company’s outstanding convertible notes.
▪	Copa Holdings reported an operating loss of US$107.0 million.
▪	Cash consumption, defined as cash disbursements less proceeds, excluding extraordinary financing activities and asset sales, averaged US$36 million per month during the quarter.
▪

The Company ended the quarter with US$1.3 billion of available liquidity, consisting of US$1.0 billion in cash, short-term and long-term investments, and committed and undrawn credit facilities of US$305 million.

▪	The Company repaid US$50 million in short-term lines of credit, closing the quarter with a total debt of US$1.2 billion.
▪

On August 14, the Company restarted limited scheduled commercial operations, subject to Panama’s health control restrictions on the number of flights and entry for non-citizens and non-residents to Panama and has been gradually increasing capacity since then.  Capacity for the quarter represented approximately 1.5% of 3Q19 capacity.

▪	The Company completed the delivery of the first EMB-190 aircraft out of 14 that have been sold to a third party.
▪	Excluding the aircraft classified as assets held for sale, Copa Holdings ended the quarter with a consolidated fleet of 74 aircraft – 68 Boeing 737-800s and 6 Boeing 737MAX9s.

Subsequent Events

▪	During October, the Company delivered the 2nd and 3rd EMB-190 aircraft out of 14 that have been sold to a third party.
▪	On October 11, Panama lifted restrictions on the number of flights and entry for non-citizens and non-residents.
▪	During the month of November, the Company signed a Letter of Intent for the sale of 2 Boeing 737-700 aircraft, to be finalized and delivered in January 2021.
▪	As of November 15, the Company has restarted service to 38 destinations.
▪

On November 18, the FAA rescinded the order that grounded the Boeing 737-MAX aircraft type and published an Airworthiness Directive and MAX training requirements, paving the way for a return to service.  The Company has a plan in place to comply with all new requirements and expects to return its six Boeing 737-MAX9 aircraft to service soon.

▪

The Company is in advanced discussions with Boeing to reach a settlement regarding the Boeing 737-MAX grounding.  Subject to the outcome of these discussions, the Company expects to receive two Boeing 737-MAX9 aircraft during the month of December 2020.

Consolidated Financial & Operating Highlights	3Q20	3Q19	Variance vs. 3Q19	2Q20	Variance vs. 2Q20
Revenue Passengers Carried (000s)	30	2,703	-98.9%	9	225.9%
RPMs (millions)	57	5,466	-99.0%	15	275.7%
ASMs (millions)	95	6,383	-98.5%	31	205.9%
Load Factor	59.7%	85.6%	-26.0 p.p.	48.6%	11.1 p.p.
Fuel Gallons Consumed (millions)	1.32	81.97	-98.4%	0.66	99.4%
Avg. Price Per Fuel Gallon (US$)	1.41	2.16	-34.6%	0.81	74.1%
Average Length of Haul (miles)	1,925	2,022	-4.8%	1,670	15.3%
Average Stage Length (miles)	1,081	1,295	-16.5%	727	48.7%
Departures	559	33,373	-98.3%	225	148.4%
Block Hours	1,710	109,614	-98.4%	820	108.5%
Operating Revenues (US$ millions)	32.4	708.2	-95.4%	14.5	122.8%
Operating Profit (Loss) (US$ millions)	-107.0	132.9	n/m	-357.9	n/m
Adjusted Operating Profit (Loss) (US$ millions) (1)	-107.0	132.9	n/m	-108.7	n/m
Net Profit (Loss) (US$ millions)	-118.1	104.0	n/m	-386.0	n/m
Adjusted Net Profit (Loss) (US$ millions) (1)	-121.6	104.0	n/m	-114.6	n/m
Basic EPS (US$)	-2.78	2.45	n/m	-9.08	n/m
Adjusted Basic EPS (US$) (1)	-2.86	2.45	n/m	-2.70	n/m
Shares for calculation of Basic EPS (000s)	42,510	42,487	0.1%	42,512	0.0%

(1) Excludes Special Items.  This earnings release includes a reconciliation of non-IFRS financial measures to the comparable IFRS measures.

MANAGEMENT’S COMMENTS ON 3Q20 RESULTS

After almost five months of virtually no operations, the Company resumed limited scheduled commercial air service on August 14 under Panama’s health control restrictions.  The Company restarted service to 8 destinations and has progressively been adding destinations to its network and ramping-up its capacity deployment.  As of November 15, we have restarted service to 38 destinations.

The Covid-19 crisis continues to challenge the aviation industry in an unprecedented way and is forcing most airlines around the world to make significant changes to the way they conduct their businesses.  From the outset of the crisis, our management team has taken proactive actions, focusing on reducing fixed costs, further bolstering the Company’s liquidity position and adjusting the Company’s size, for what we believe will be a weakened demand environment in the immediate future.

Even though we face a great deal of uncertainty, we believe we are taking the necessary measures to maintain a position of strength in terms of liquidity, an efficient cost structure, flexible capacity and network plans, while maintaining a strong focus on bio-safety protocols in order to keep the competitive advantage that has allowed us to deliver consistently leading results for over 20 years.

The Company has a proven and very strong business model, which is based on operating the best and most convenient network for intra-Latin America travel from its Hub of the Americas® based in Panama’s advantageous geographic position, with the region’s lowest unit costs, best on-time performance, and strongest balance sheet. Going forward, the Company believes that its Hub of the Americas® will be an even more valuable source of strategic advantage, especially if fewer intra Latin America markets are able to sustain direct point to point service.  We believe our hub will be the best positioned to serve these markets. The Company expects to leverage its strong balance sheet, leading liquidity position and lower cost base to continue strengthening its long-term competitive position and to implement initiatives to further strengthen its network and product in the post Covid-19 world.

OUTLOOK FOR 2020

As a result of the uncertainty regarding the Covid-19 crisis and the possible impact of further travel restrictions in our region, the Company is not providing financial guidance for 2020.

Subject to Covid-19 developments, including government restrictions and changing travel demand, among others, the Company believes that it will be able to continue to increase its capacity to ~30% and ~40% in November and December respectively, compared to the same period in 2019.

Assuming we generate the revenues necessary to sustain the capacity plan described above, we expect our monthly cash consumption for the remainder of 2020 to be reduced to approximately US$25 million. This cash consumption includes our net operational cashflows (including our expectation for the cash reimbursement of passenger tickets), a revised capital expenditures plan and the payments of financial obligations.

CONSOLIDATED SECOND QUARTER RESULTS

Operating revenue

Consolidated revenue for 3Q20 totaled US$32.4 million, driven mostly by unredeemed ticket revenue and passenger revenue.

Passenger revenue totaled US$27.6 million, mostly comprised by US$19.1 million in unredeemed ticket revenue and US$7.6 million generated from flown passenger revenue.

Cargo and mail revenue totaled US$0.6 million.

Other operating revenue totaled US$4.2 million, resulting mostly from revenue from non-air ConnectMiles partners.

Operating expenses

Fuel totaled US$1.3 million as a result of a limited number of flights in the quarter.

Wages, salaries, benefits and other employees' expenses totaled US$44.2 million, mostly comprised of a reduced payroll given contract suspensions and voluntary pay cuts and severance payments performed during the quarter.

Passenger servicing totaled US$1.1 million due to fixed expenses and a reduced number of revenue passengers in the quarter.

Airport facilities and handling charges totaled US$1.8 million due to fixed expenses in certain airports and a reduced number of flights.

Sales and distribution totaled US$6.0 million, mostly due to fixed charges and costs related to sales for future air travel.

Maintenance, material and repairs totaled US$9.1 million, mostly as a result of provisions related to the future return of leased aircraft.

Depreciation and amortization totaled US$63.0 million in 3Q20, mostly comprised of owned and leased flight equipment, maintenance events and IT systems amortizations.

Flight operations totaled US$0.5 million due to overflight fees on a reduced number of flights.

Other operating and administrative expenses totaled US$12.4 million, which is mostly comprised of IT systems, overhead expenses and one-time advisory fees.

Non-operating Income (Expense)

Consolidated non-operating income (expense) resulted in a net expense of US$(11.3) million in 3Q20.

Finance cost totaled US$16.3 million in 3Q20, driven by US$6.6 million related to fleet loan interest payments, US$7.2 million in convertible notes interest expenses, and US$2.5 million in interest charges related to operating leases.

Finance income totaled US$4.4 million in proceeds from investments.

Net change in fair value of derivatives totaled a net US$3.6 million unrealized mark-to-market gain on the convertible notes issued.

Gain (loss) on foreign currency fluctuations totaled US$(0.4) million.

Other non-operating income (expense) totaled US$(2.6) million, due to the write-off of certain IT systems.

About Copa Holdings

Copa Holdings is a leading Latin American provider of passenger and cargo services.  The Company, through its operating subsidiaries, provides service to 80 destinations in 33 countries in North, Central and South America and the Caribbean. For more information visit: www.copa.com.

CONTACT: Copa Holdings S.A.

Investor Relations:

Ph: 011 507 304-2774

www.copa.com (IR section)

This release includes “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are based on current plans, estimates and expectations, and are not guarantees of future performance. They are based on management’s expectations that involve a number of business risks and uncertainties, any of which could cause actual results to differ materially from those expressed in or implied by the forward-looking statements. The Company undertakes no obligation to update or revise any forward-looking statement. The risks and uncertainties relating to the forward-looking statements in this release are among those disclosed in Copa Holdings’ filed disclosure documents and are, therefore, subject to change without prior notice.

Copa Holdings, S.A.
Income Statement - IFRS
(US$ Thousands)

	Unaudited	Unaudited	%	Unaudited	%
	3Q20	3Q19	Change	2Q20	Change
Operating Revenues
Passenger revenue	27,619	685,337	-96.0%	10,790	156.0%
Cargo and mail revenue	596	14,647	-95.9%	145	309.9%
Other operating revenue	4,167	8,226	-49.3%	3,597	15.8%
Total Operating Revenue	32,382	708,210	-95.4%	14,532	122.8%

Operating Expenses
Fuel	1,287	177,603	-99.3%	137	839.0%
Wages, salaries, benefits and other employees' expenses	44,241	113,398	-61.0%	38,198	15.8%
Passenger servicing	1,095	26,204	-95.8%	402	172.4%
Airport facilities and handling charges	1,752	47,022	-96.3%	505	246.9%
Sales and distribution	5,985	52,980	-88.7%	3,754	59.4%
Maintenance, materials and repairs	9,079	30,632	-70.4%	7,505	21.0%
Depreciation and amortization	63,022	72,876	-13.5%	305,185	-79.3%
Flight operations	454	26,572	n/m	(82)	n/m
Other operating and administrative expenses	12,435	28,047	-55.7%	16,803	-26.0%
Total Operating Expense	139,349	575,334	-75.8%	372,408	-62.6%

Operating Profit (Loss)	(106,966)	132,876	n/m	(357,875)	n/m

Non-operating Income (Expense):
Finance cost	(16,264)	(12,696)	28.1%	(27,056)	-39.9%
Finance income	4,394	6,121	-28.2%	5,677	-22.6%
Net change in fair value of derivatives	3,591	-	n/m	(22,198)	n/m
Gain (loss) on foreign currency fluctuations	(370)	(9,641)	n/m	500	n/m
Other non-operating income (expense)	(2,631)	(350)	n/m	447	n/m
Total Non-Operating Income/(Expense)	(11,278)	(16,567)	-31.9%	(42,628)	-73.5%

Profit (Loss) before taxes	(118,245)	116,309	n/m	(400,504)	n/m

Income tax expense	(188)	12,332	n/m	(14,486)	n/m

Net Profit (Loss)	(118,057)	103,978	n/m	(386,018)	n/m

EPS
Basic	-2.78	2.45	n/m	-9.08	n/m

Shares used for calculation:
Basic	42,509,959	42,487,355		42,511,806

Copa Holdings, S. A. and subsidiaries
Consolidated statement of financial position
(US$ Thousands)	September	December
	2020	2019
	(Unaudited)
ASSETS
Current Assets
Cash and cash equivalents	222,263	158,733
Short-term investments	644,137	692,403
Total cash, cash equivalents and short-term investments	866,400	851,136

Accounts receivable, net	35,669	129,634
Accounts receivable from related parties	1,625	147
Expendable parts and supplies, net	77,481	69,100
Prepaid expenses	29,755	49,034
Prepaid income tax	9,020	1,181
Other current assets	8,546	14,206
	162,096	263,301
Assets held for sale	143,466	120,006

TOTAL CURRENT ASSETS	1,171,962	1,234,442

Long-term investments	139,503	134,347
Long-term accounts receivable	1,038	2,139
Long-term prepaid expenses	6,416	17,743
Property and equipment, net	2,203,750	2,532,402
Right of use assets	229,595	290,843
Intangible, net	97,771	108,116
Net pension asset	2,868	249
Deferred tax assets	21,714	19,216
Other Non-Current Assets	13,663	17,881
TOTAL NON-CURRENT ASSETS	2,716,318	3,122,935

TOTAL ASSETS	3,888,280	4,357,377

LIABILITIES
Loans and borrowings	129,667	122,581
Current portion of lease liability	89,708	97,732
Accounts payable	39,560	119,332
Accounts payable to related parties	5,101	14,086
Air traffic liability	433,145	497,374
Frequent flyer deferred revenue	88,219	80,325
Taxes Payable	6,756	46,267
Employee benefits obligations	7,350	55,373
Income tax payable	883	9,683
Other Current Liabilities	136	83
TOTAL CURRENT LIABILITIES	800,525	1,042,836

Loans and borrowings long-term	1,118,846	938,182
Lease Liability	152,234	206,832
Derivative financial instruments	94,836	-
Other long - term liabilities	219,400	191,221
Deferred tax Liabilities	27,283	43,397
TOTAL NON-CURRENT LIABILITIES	1,612,599	1,379,633

TOTAL LIABILITIES	2,413,124	2,422,469

EQUITY
Issued Capital
Class A -33,858,511 issued and 31,417,714 outstanding	21,196	21,142
Class B common stock - 10,938,125	7,466	7,466
Additional Paid-In Capital	90,125	86,135
Treasury Stock	(136,388)	(136,388)
Retained Earnings	1,931,191	1,718,179
Net profit	(429,801)	247,002
Other comprehensive loss	(8,632)	(8,628)

TOTAL EQUITY	1,475,156	1,934,908

TOTAL EQUITY & LIABILITIES	3,888,280	4,357,377

Copa Holdings, S. A. and subsidiaries
Consolidated Statement of Cash Flows
For the nine months ended September 30,
(In US$ thousands)
	2020	2019	2018
	(Unaudited)	(Unaudited)	(Unaudited)
Cash flow (used in) from operating activities	(75,298)	548,947	377,941
Cash flow used in operating activities	(2,333)	(32,863)	(129,541)
Cash flow from (used in) financing activities	141,162	(446,953)	(316,461)
Net increase (decrease) in cash and cash equivalents	63,531	69,131	(68,061)
Cash and cash equivalents at January 1	158,732	156,158	238,792
Cash and cash equivalents at September 30	$222,263	$225,289	$170,731

Short-term investments	644,137	536,084	579,246
Long-term investments	139,503	124,169	165,865
Total cash and cash equivalents and investments at September 30	$1,005,903	$885,542	$915,842

Copa Holdings, S.A.

NON-IFRS FINANCIAL MEASURE RECONCILIATION

This press release includes the following non-IFRS financial measures: Adjusted Operating Profit, Adjusted Net Profit, Adjusted Basic EPS and Monthly Cash Consumption. This supplemental information is presented because we believe it is a useful indicator of our operating performance and is useful in comparing our performance with other companies in the airline industry. These measures should not be considered in isolation, and should be considered together with comparable IFRS measures, in particular operating profit and net profit. The following is a reconciliation of these non-IFRS financial measures to the comparable IFRS measures:

Reconciliation of Adjusted Operating Profit
and Adjusted Net Profit	3Q20	3Q19	2Q20

Operating Profit as Reported	$(106,966)	$132,876	$(357,875)
Add: Unredeemed Ticket Revenue provision reversal			$12,341
Add: Fleet Impairment loss			$186,807
Add: Expected Loss on Embraer assets held for sale			$50,048
Adjusted Operating Profit	$(106,966)	$132,876	$(108,679)

Net profit as Reported	$(118,057)	$103,978	$(386,018)
Add: Unredeemed Ticket Revenue provision reversal			$12,341
Add: Fleet Impairment loss			$186,807
Add: Expected Loss on Embraer assets held for sale			$50,048
Add: Net change in fair value of derivatives	$(3,591)		$22,198
Adjusted Net Profit	$(121,648)	$103,978	$(114,624)

Reconciliation of Adjusted Basic EPS

Adjusted Net Profit	$(121,648)	$103,978	$(114,624)
Shares used for calculation of Basic EPS	42,510	42,487	42,512
Adjusted Basic Earnings per share (Adjusted Basic EPS)	$(2.86)	$2.45	$(2.70)

Reconciliation of Monthly Cash Consumption for 2Q and 3Q 2020
Beginning Cash balance	$1,143		$1,127
Ending Cash balance	$1,006		$1,143
Net cashflows in the quarter	$(137)		$16
Substract: Proceeds from Convertible Notes Offering	$-		$343
Substract: Others proceeds (assets sold and other non-op proceeds)	$22
Add: Repayment of short term credit lines	$50		$95
Cash Consumption excluding extraordinary activities	$(109)		$(232)
Monthly Cash Consumption excluding extraordinary activities	$(36)		$(77)